Exhibit 99.2

Table of Contents

Page
Financial Statements
Statements of Revenues and Direct Operating Expenses	2

Notes to Statements of Revenues and Direct Operating Expenses	3

Acquired Operating Assets
Statements of Revenues and Direct Operating Expenses
(unaudited; in thousands)

	Nine Months Ended September 30,
	2015	2014
Revenues:
Oil and gas revenues	$10,074	$9,217

Direct operating expenses:
Lease operating expenses	443	206
Severance and ad valorem taxes	579	551
Total direct operating expenses	1,022	757

Revenues in excess of direct operating expenses	$9,052	$8,460

The accompanying notes are an integral part of these financial statements.

Acquired Operating Assets
Notes to Statements of Revenues and Direct Operating Expenses
For the nine months ended September 30, 2015 and 2014 (unaudited)

1. Acquired Operating Assets and Summary of Significant Accounting Policies

Acquired Operating Assets: On September 14, 2015, Synergy Resources Corporation (the “Company”) entered into a definitive purchase and sale agreement (“the Agreement”) with K.P. Kauffman Company, Inc. (the “Seller”) for their interests in 25 non-operated horizontal wells and approximately 4,300 net acres of oil and gas leasehold interests and related assets. Collectively, the ownership interests acquired from the Seller are described as the “Acquired Operating Assets.” The accompanying Statements of Revenues and Direct Operating Expenses (the "Statements") represent the acquired interests in the revenues and direct operating expenses of the Acquired Operating Assets.

On October 20, 2015, the Company closed the transaction with the Seller for a combination of cash and stock. The Seller received cash consideration of approximately $35.0 million and 4,418,413 shares of the Company's common stock, valued at $49.8 million.

Oil and Gas Reserves: Oil and gas reserves represent theoretical quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. There are numerous uncertainties inherent in estimating oil and gas reserves and their values, including many factors beyond the Company’s and the Seller’s control. Accordingly, reserve estimates and the projected economic value of the assets will differ from the actual future quantities of oil and gas ultimately recovered and the corresponding value associated with the recovery of these reserves.

Oil and Gas Revenues: The Seller derives revenue primarily from the sale of crude oil and natural gas produced from its wells.  Revenues from production on properties in which the Seller shares an economic interest with other owners are recognized on the basis of the Seller's pro-rata interest. Revenues are reported on a net revenue interest basis, which excludes revenues that are attributable to other parties' working or royalty interests.  Revenue is recorded and receivables are accrued in the month production is delivered to the purchaser, at which time ownership of the oil is transferred to the purchaser. Revenues are reported on a gross basis for the amounts received before taking into account production taxes and lease operating expenses, which are reported as direct operating expenses.  Payment is generally received between 30 and 90 days after the date of sale.  Provided that reasonable estimates can be made, revenue and receivables are accrued to recognize delivery of product to the purchaser. Differences between estimates and actual volumes and prices, if any, are adjusted upon final settlement.

For the unaudited nine months ended September 30, 2015 and 2014, oil revenues were $5,715.0 thousand and $5,680.0 thousand, respectively, and gas revenues were $4,358.7 thousand and $3,537.4 thousand, respectively.

Direct Operating Expenses: Costs incurred to operate and maintain wells and related equipment and facilities are expensed as incurred. Direct operating expenses include the costs of labor to operate the wells and related equipment, repairs and maintenance, materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities, property taxes and insurance applicable to producing properties and wells and related equipment and facilities, and severance and ad valorem taxes. Certain costs such as depletion, depreciation and amortization, accretion of asset retirement obligations, general and administrative expenses, federal and state income taxes, and interest expense were not allocated to the Acquired Operating Assets.

Use of Estimates: The preparation of the statements of operating revenues and direct operating expenses of the Acquired Operating Assets in conformity with United States generally accepted accounting principles (US GAAP) requires the use of estimates and assumptions regarding certain types of revenues and direct operating expenses during the respective reporting periods. Such estimates primarily relate to unsettled transactions as of the date of the financial statements due to non-operated properties. Accordingly, upon settlement, actual results may differ from these estimates.

2. Basis of Presentation, Omitted Financial Information, and Interim Financial Information

The accompanying statements of revenues and direct operating expenses relate to the operations of the Acquired Operating Assets and have been derived from the historical accounting records maintained by the Seller. Certain costs such as depreciation, depletion, and amortization, accretion of asset retirement obligations, general and administrative expenses, interest and federal and state income taxes are omitted. As such, this financial information is not intended to be a complete presentation of the revenues and expenses of the Acquired Operating Assets. Furthermore, the information may not be representative of future operations due to changes in the business and the exclusion of the omitted information. The historical statements of revenues and direct operating expenses of the Acquired Operating Assets are presented in lieu of the full financial statements required under the Securities and Exchange Commission’s (“SEC”) Rule 3-05 of Regulation S-X.

The Company believes that it is appropriate to provide historical statements of revenues and direct operating expenses for the Acquired Operating Assets in lieu of complete financial statements for the following reasons:

•
Financial statements prepared in accordance with generally accepted accounting principles were never prepared for the Acquired Operating Assets. Certain financial calculations, such as the calculation of depreciation, depletion, and amortization expense under the full cost method of accounting, and the estimation of asset retirement obligations, were not prepared. Indirect expenses were not allocated to individual assets. Certain expenses related to the assets were recorded on a commingled basis with expenses related to other assets owned by the Seller and/or its affiliated entities;

•
The acquisition of the Acquired Operating Assets does not include the acquisition of any indirect assets or systems used by the Seller. The Acquired Operating Assets will be integrated with other assets owned by the Company, and any future indirect activities will be performed by the Company’s employees. None of the managers or other personnel performing indirect activities for the Seller will be employed by the Company;

•
Historical depreciation, depletion, amortization, and federal and state income taxes attributable to the Acquired Operating Assets are irrelevant to investors as future calculations will be based upon the fair value of the Acquired Operating Assets at the date of acquisition and costs incurred in prior periods will have no impact on the calculation.

Interim Financial Information: The financial information for the nine months ended September 30, 2015 and 2014 is unaudited.  In the opinion of management, this information contains all adjustments, and all adjustments have been prepared on the same basis as the annual statements of revenues and direct operating expenses and for a fair statement of the revenues and direct operating expenses for the periods presented in accordance with the indicated basis of presentation.  The revenues and direct operating expenses for interim periods are not necessarily indicative of the revenues and direct operating expenses for the full fiscal year.

3. Commitments and Contingencies

Pursuant to the terms of the Agreement, the Company believes that there are no claims, litigation or disputes pending as of the effective date, or any matters arising in connection with indemnifications, and the parties to the Agreement are not aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the statements of revenues and direct operating expenses.

4.  Subsequent Events

The Company has evaluated subsequent events through April 22, 2016 the date the accompanying Statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the accompanying Statements.

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